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                                                                    EXHIBIT 8(B)

                          FORM OF FEDERAL TAX OPINION
                   [LETTERHEAD OF SIMPSON THACHER & BARTLETT]

                                                                          [DATE]

                    Re: Federal Income Tax Consequences of Merger of

                        Atlantic Energy, Inc. with and into Conectiv, Inc.

Atlantic Energy, Inc.
6801 Black Horse Pike
Egg Harbor Township, NJ 08234

Dear Ladies and Gentlemen:

    You have requested our opinion with respect to certain federal income tax consequences arising out of the Agreement and Plan of Merger, dated as of August 9, 1996 as amended and restated in its entirety as of December 26, 1996 (the "Merger Agreement"), by and among Delmarva Power & Light Company ("Delmarva"), Atlantic Energy, Inc. ("Atlantic"), Conectiv, Inc. ("Company") and DS Sub, Inc. ("DS Sub"), 100% of whose outstanding capital stock is owned by Company. Capitalized terms not defined in this letter have the meaning given them in the Merger Agreement.

    Upon receipt of all required approvals and the expiration of all required waiting periods, and upon the satisfaction or waiver of all other conditions precedent set forth in the Merger Agreement, the Mergers will be effected as set forth in the following summary:

        (i) Pursuant to the Merger Agreement, DS Sub shall be merged with and into Delmarva in accordance with the applicable provisions of the laws of the State of Delaware and Virginia (the "Delmarva Merger"). Delmarva shall be the surviving corporation in the Delmarva Merger and shall continue its corporate existence under the laws of the State of Delaware and Virginia. As a result of the Delmarva Merger, Delmarva shall become a subsidiary of the Company.

        (ii) Pursuant to the Merger Agreement, Atlantic shall be merged with and into Company in accordance with the laws of the State of New Jersey and Delaware (the "Atlantic Merger"). Company shall be the surviving corporation in the Atlantic Merger and shall continue its existence under the laws of the State of Delaware.

        (iii) As a result of the above Mergers, each share of Delmarva Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(a) of the Merger Agreement) shall be converted into the right to receive one share of Company Common Stock and each share of Atlantic Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(a) of the Merger Agreement) shall be converted into the right to receive 0.75 shares of Company Common Stock and .125 shares of Class A common stock of Company ("Class A Common Stock").

        (iv) Each share of Delmarva preferred stock outstanding immediately prior to the Effective Time of the Mergers will remain outstanding preferred stock of Delmarva and the rights and preferences of the Delmarva preferred stock will not be affected by the Mergers.

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    In acting as counsel to Atlantic in connection with the Mergers, we have, in preparing our opinion, as hereinafter set forth, participated in the preparation of the Merger Agreement and the preparation and filing with the Securities and Exchange Commission of a Joint Proxy Statement and Prospectus of Company relating to the proposed Mergers and to the Company Common Stock and Class A Common Stock to be issued to Company stockholders in the Mergers pursuant to the Merger Agreement (the "Joint Proxy Statement/Prospectus").

    In rendering the opinion set forth below, we have assumed with your consent
(i) that the Mergers will be effected in accordance with the Merger Agreement (and exhibits thereto) and as described in the Joint Proxy Statement/Prospectus and (ii) that the representations made in your letter to us of
and Delmarva's letter to us of                  are true and accurate as of the
date hereof and will remain true and accurate as of the Effective Time unless we are otherwise notified in writing. We have examined the documents referred to above and the originals, or copies certified or otherwise identified to our satisfaction, of such records, documents, certificates or other instruments and made such other inquiries as in our judgment are necessary or appropriate to enable us to render the opinion set forth below. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

    Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, administrative interpretations, and judicial precedents as of the date hereof. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time, and in certain circumstances, with retroactive effect. A material change in the authorities or the facts, information, covenants, statements, representations or assumptions upon which our opinion is based could affect our conclusion.

    Subject to the foregoing and to the qualifications and limitations set forth herein, we are of the opinion that:

        (1) Class A Common Stock and Company Common Stock will be treated as stock of the Company for federal income tax purposes;

        (2) the Atlantic Merger will be treated as a reorganization within the meaning of section 368(a)(1)(A) of the Code;

        (3) no gain or loss will be recognized by Atlantic, Company or the Atlantic stockholders pursuant to the Atlantic Merger (except that Atlantic stockholders will recognize gain or loss to the extent they receive cash in lieu of fractional share interests);

        (4) the basis of Class A Common Stock and Company Common Stock to be received by an Atlantic stockholder will be the same as the basis in the Atlantic Common Stock surrendered in exchange therefor (reduced by the basis allocated to fractional share interests in Class A Common Stock and Company Common Stock for which cash is received); and

        (5) the holding period of Class A Common Stock and Company Common Stock received by an Atlantic stockholder will include the period during which that stockholder held the Atlantic Common Stock surrendered in exchange therefor.

    We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Mergers under any state, local or foreign law, or with respect to other areas of United States federal taxation. The foregoing opinion does not address certain federal income tax consequences applicable to special classes of taxpayers including, without limitation, foreign corporations, tax exempt entities, persons who do not hold their Atlantic Common Stock as capital assets and persons who acquired Atlantic Common Stock pursuant to the exercise of an employee option or otherwise as compensation.

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    This option is not binding on the Internal Revenue Service and there can be no assurance, and none is thereby given, that the Internal Revenue Service will not take a position contrary to the one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service.

    We are members of the Bar of the State of New York, and we do not express any opinion herein concerning any law other than the federal law of the United States. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the heading "The Mergers--Certain Federal Income Tax Consequences" in the Joint Proxy Statement/Prospectus that constitutes part of the Registration Statement.

                                          Very truly yours,
                                          SIMPSON THACHER & BARTLETT

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